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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VeriChip Corporation
(Name of Issuer)
Common Stock - $0.01 par value
(Title of Class of Securities)
92342V105
(CUSIP Number)
Scott R. Silverman
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445
561-805-8008
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 20, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92342V105	Page 2 of 6

1	NAMES OF REPORTING PERSONS Scott R. Silverman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	SC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		1,467,963

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,355,556

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		866,111

WITH	10	SHARED DISPOSITIVE POWER

		5,355,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,823,519

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.5%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	92342V105	Page 3 of 6

1	NAMES OF REPORTING PERSONS R & R Consulting Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Florida

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,355,556

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,355,556

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,355,556

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.4%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	92342V105	Page 4 of 6
This Amendment No. 1 to Schedule 13D amends and restates certain Items of the Schedule 13D, originally filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2008, by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.
Item 2. Identity and Background
Item 2 is hereby amended in its entirety to read as follows:
The name of the first reporting person is Scott R. Silverman. His business address is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and his present principal occupation is executive chairman of the board of the Issuer and chairman of the board of IFTH Acquisition Corp. (“IFTH”), both of which have offices at the above-described business address. The Issuer has historically developed, marketed and sold radio frequency identification systems used for the identification of people in the healthcare market, and is currently focused on its options and other strategic opportunities. IFTH offers identity security products and services. Mr. Silverman is a citizen of the United States of America.
The name of the second reporting person is R & R Consulting Partners, LLC, a Florida limited liability company (“R&R”). The business address for R&R is 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, and it is an investing and consulting business. R&R is organized under the laws of the State of Florida. The only person controlling R&R is Mr. Silverman, whose identity and background information is included above.
Neither Mr. Silverman nor R&R has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
On February 20, 2009, as compensation for services that Mr. Silverman has rendered and will render to the Issuer as executive chairman from December 1, 2008 through December 31, 2009, Mr. Silverman was issued 601,852 restricted Shares, which will vest on January 1, 2010.

CUSIP No.	92342V105	Page 5 of 6
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended in its entirety to read as follows:
(a) Mr. Silverman beneficially owns 6,823,519 Shares, representing 51.5% of the outstanding Shares. R&R beneficially owns 5,355,556 Shares, representing 40.4% of the outstanding Shares.
(b) Mr. Silverman has sole voting power over 1,467,963 Shares and sole dispositive power over 866,111 Shares. Mr. Silverman lacks dispositive power over 601,852 Shares, which are restricted as to transfer and will vest on January 1, 2010. Mr. Silverman also has shared voting and shared dispositive power over the 5,355,556 Shares directly held by R&R. R&R has neither sole voting nor sole dispositive power over any Shares, but has shared voting and shared dispositive power over the 5,355,556 Shares with Mr. Silverman. See Item 2 above for identity and background information regarding Mr. Silverman and R&R.
(c) On February 20, 2009, as compensation for services that Mr. Silverman has rendered and will render to the Issuer as executive chairman from December 1, 2008 through December 31, 2009, Mr. Silverman was issued 601,852 restricted Shares, which will vest on January 1, 2010. No other transactions involving the securities of the Issuer were effected during the past 60 days by Mr. Silverman or R&R.
(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Silverman and R&R.
(e) Not applicable.

CUSIP No.	92342V105	Page 6 of 6
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 27, 2009

/s/ Scott R. Silverman Name: Scott R. Silverman

R & R CONSULTING PARTNERS, LLC

By: /s/ Scott R. Silverman Name: Scott R. Silverman
Title: Managing Member